

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Via E-mail
Deborah H. Merrill, Chief Financial Officer
Delta Apparel, Inc.
322 South Main Street
Greenville, S.C. 29601

> **Re:** **Delta Apparel, Inc.**
> **Form 10-K for Fiscal Year Ended July 3, 2010**
> **Filed September 1, 2010;**
> **Schedule 14A for Annual Meeting on November 11, 2010**
> **Filed September 29, 2010 and amended November 4, 2010**
> **File No. 1-15583**

Dear Ms. Merrill:

     We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director